UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated June 18, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: June 18, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

June 18, 2008

Dejour to Drive Development with Rocky Mountain Region Acquisition

Vancouver BC, June 18, 2008: Dejour Enterprises Ltd., (Amex: DEJ, TSX-V:DEJ) an oil and natural gas exploration and production company, announced today it has completed the new acquisition of approximately 64,000 net acres within the most active exploration and production basins in Colorado and Utah from privately held Retamco Operating Inc.

This transaction positions Dejour with:

·

100% operational control of approximately 125,000 acres (Dejour 71.43% and Brownstone Ventures 28.57%, respectively).

·

128,000 total net acres (44% of 289,000 gross acres) of leasehold property in Colorado and Utah.

Colorado ranks 6th and Utah ranks 9th among the leading American states producing natural gas (2006 Utah Geological Survey).

This additional acreage was acquired in exchange for Dejour’s 25% working interest (WI) in roughly 3,500 acres and two wells at North Barcus Creek, a cash payment of approximately $4 million and other valuable consideration. The North Barcus Creek wells were drilled on joint acreage by Retamco at the end of 2007 and are awaiting production tie-in.

This transaction completes the first step in Dejour’s strategy to develop a major operating presence in several of the most promising producing basins in the Rocky Mountain Region. Over the next two years, Dejour plans to drill and complete at least 10 exploration wells on the newly acquired acreage in the Piceance Basin and then, based on the exploration results, move directly into full resource development.

“As the majority working interest owner and operator of the Piceance acreage we are now in position to drill and in some cases promote the drilling of a number of key wells over the next year to eighteen months, while we implement a resource development plan that may take 7 to 10 years to fully execute. We also expect to be involved in drilling activities to follow immediately in other new basin discoveries including the Greentown area of the northern Paradox Basin in Utah. The continued escalation of petroleum land values in these Rocky Mountain Basins, buoyed by sharply higher product pricing, drilling activity and off-take infrastructure, secures for Dejour a superior position to reap the full value potential of its resource investment here,” says Dejour USA, President, Harrison Blacker.

“I am very pleased to see this step of our strategic plan successfully executed. This new acquisition, with the operational control it infers, assures Dejour a prime avenue to channel cash flows from existing successful investments over the next 24 months, to unleash the real value of these prime Piceance, Uinta and Paradox Basin properties.” said Dejour Enterprises CEO, Robert L. Hodgkinson.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R). Dejour is a reporting issuer to the SEC. Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction. Actual results may differ materially from those presented. Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals. Dejour assumes no obligation to update this information. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada

V6C 2X4

Phone: 604.638.5050

Facsimile: 604.638.5051

Email: investor@dejour.com